Pearson Head Office 80 Strand London WC2R 0RL, UK +44 (0)20 7010 2324 info@pearson.com pearson.com

VIA EDGAR AND E-MAIL

September 7, 2017

Melissa Raminpour

Branch Chief, Office of Transportation & Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2016

Filed April 3, 2017

File No. 001-16055

Dear Ms Raminpour

The following sets out the response of Pearson plc (the “Company” and together with its consolidated subsidiaries, the “Group”) to the comments set forth in your letter of August 11, 2017 regarding the above referenced filing (the “2016 20-F”). For ease of review we have set out each of the comments together with the Company’s response.

Form 20-F for the year ended December 31, 2016

Notes to Financial Statements – General

1. We note that in 2016 you recorded £338 million of restructuring costs. Please revise to include the disclosures required by paragraphs 85 and 86 of IAS 37 to the extent they are applicable.

Response:

The Company noted on page 28 of its 2016 20-F that the restructuring costs related to costs associated with headcount reductions, property rationalization, and closure or exit from certain systems, platforms, products and supplier and customer relationships. The vast majority of these costs were fully realized in 2016 and were readily quantifiable. The remaining liabilities related to accrued redundancy costs, but these amounts were known and included within current liabilities in the 2016 20F. The Company can confirm that there were no material amounts in respect of the 2016 restructuring program within provisions or contingent liabilities which require disclosure pursuant to paragraphs 85 and 86 of IAS 37. The classification and expected utilization of the Group’s provisions between less than one year and more than one year were disclosed in Note 23 on page F-58 of the 2016 20-F. Where relevant, in future filings the Company undertakes to include additional narrative disclosure in respect of the nature and timing of resulting outflows for material provisions and contingent liabilities.

Note 2. Segment Information, page F-22

2. We note that in your segment disclosure you disclose an adjusted operating profit measure for each segment, including your 47% investment in Penguin Random House, by adjusting for certain items such as intangible charges and restructuring from the operating profit measure. Please tell us, and revise to disclose, if the intangible charges and cost of major restructuring adjustments for PRH are your proportionate share (47%) of the total amounts recorded by PRH. If not, please tell us why you believe it is appropriate to present these amounts in the segment disclosure. Also, please reconcile the segment operating loss of PRH of £84 million to the £98 million recognized as share of results of joint ventures and associates. Further, in light of the fact that adjusted operating profit is a new segment measure disclosure in 2016, please tell us if this is the only measure of profit or loss used by the CODM in assessing segment performance and deciding how to allocate resources, or if he uses more than one measure. See guidance in paragraph 26 of IFRS 8.

Response

The intangible charges in respect of Penguin Random House primarily represent the amortization of those intangibles which Pearson recognized on its own balance sheet upon its acquisition of Penguin Random House. The intangible charges also include Pearson’s proportionate share (47%) of those intangibles recorded by Penguin Random House on their own balance sheet in respect of their own acquisitions. The restructuring charges represent Pearson’s proportionate share (47%) of the total restructuring charges recorded by Penguin Random House. The Company undertakes to expand its disclosure in future filings to clarify which items in the PRH segment profit reconciliation relate to a proportionate share of total amounts recorded locally by PRH.

The Company noted on page 30 of its 2016 20-F that it does not believe these intangible charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These intangible assets arising on acquisition continue to be supported by ongoing expenditure within the adjusted operating measure for the segment. The Company also noted on page 30 that the costs of restructuring are excluded from adjusted operating profit so as to better highlight the underlying performance of the segment. The Company believes that both the intangible charges and restructuring costs should be adjusted in the segment reconciliation of adjusted operating profit to enable both management and investors to more easily, and consistently, track the underlying operational performance of the segments.

A reconciliation of the segment operating profit to the amount recognized as share of results of joint ventures and associates is as follows:

£ millions	2016
PRH profit recognized as share of results of joint ventures and associates	98
Pearson corporate costs allocated to PRH	(14)

Operating profit of the PRH segment	84

The company noted on page F-26 that corporate costs are allocated to business segments on an appropriate basis, depending on the nature of the cost, so that the sum of the segment results is equal to the Group operating profit and adjusted operating profit.

Adjusted operating profit is a segment disclosure that the Company has consistently used for many years as its key financial profit measure. The Company noted on page 30 of its 2016 20-F that adjusted operating profit is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables both management and investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions or major restructuring activity.

The Company monitors both sales and adjusted operating profit to assess segment performance. The Company confirms that adjusted operating profit is the only measure used by the Chief Operating Decision Maker when assessing segment profitability and when deciding how to allocate resources between segments. Consequently, the Company recognized the requirement to disclose this measure in Note 2. Segment Information in the 2016 20-F. The Company has always included a segment reconciliation of total operating profit to total adjusted operating profit within Item 5. Operating and Financial Review and Prospects (see page 31 of the 2016 20-F). The Company recognizes that adjusted operating profit is technically not a non-GAAP measure, as it is the key metric used by the Chief Operating Decision Maker to assess segment profitability and allocate resources, and undertakes to clarify the status of this financial measure in future filings.

Form 6-K furnished July 11, 2017

3. We note your disclosure that in 2016, Pearson’s 47% associate share in PRH contributed £129 million after tax to its adjusted operating profit. Please note that when you disclose a non-GAAP measure such as this your disclosures should include the most directly comparable GAAP measure (presented in accordance with IFRS) and a quantitative reconciliation to the most comparable GAAP measure in accordance with Regulation G.

Response

The Company acknowledges the requirement, per Regulation G, to include the most directly comparable GAAP measure, together with a quantitative reconciliation, in addition to any disclosure including a non-GAAP financial measure. The Company undertakes to include these disclosures, where relevant, in connection with future disclosures of non-GAAP financial measures.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Coram Williams

Chief Financial Officer

cc:	Kristin Shifflett, SEC

Claire Erlanger, SEC

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers LLP